EXHIBT 10.2
April 6, 2009

Mr. Geno J. Germano

Dear Geno:

On behalf of Pfizer Inc. (the “Company”), I am delighted to extend to you our offer to join the Company as President and General Manager, Specialty Care and Vaccines (Position Grade 35).  In this position, reporting directly to me, you will play a critical role in continuing Pfizer’s success.

This offer is contingent upon the closing of the merger contemplated by the Agreement and Plan of Merger, dated as of January 25, 2009, among Pfizer Inc., Wagner Acquisition Corp., and Wyeth, as the same may be amended from time to time (the “Merger”) and your waiver of any and all rights you or any third party may have under the Severance Agreement, made as of April 3, 2007, as amended on October 21, 2007, by and between Wyeth and yourself (the “Wyeth Severance Agreement”), and Wyeth’s agreement to such waiver pursuant to Section 8 of the Wyeth Severance Agreement.  By your signature below, contingent upon the closing of the Merger, you hereby irrevocably waive any and all rights you have under the Wyeth Severance Agreement, except as provided herein.  Your employment with the Company will commence upon the closing of the Merger.

All of us at Pfizer take pride in the work we do and our effort to sustain, and reach beyond, our position as one of the world’s best pharmaceutical companies.  During the past several years, we have been recognized by Fortune, Forbes and other notable panels as the leader in the pharmaceutical industry and among the elite companies across various industries. We attribute much of this recognition and our continuing success to our outstanding people.

Pfizer offers an exceptional compensation and benefits program designed to facilitate our employees’ well-being and financial security.

Compensation
At Pfizer, your compensation will be reviewed annually in the first quarter of each year, based on your performance in the previous calendar year.  Annual salary increases are typically effective April 1st, annual cash incentive bonus awards are typically paid in March (on or before March 15), and annual equity awards are generally granted at the end of February.

Base Salary:  Your initial annual base salary will be $800,000 per year, payable in accordance with our normal payroll practices, currently bi-monthly.

Short-Term Annual Incentive Bonus (Global Performance Plan):  Effective with the performance year 2010, you will be eligible to participate in Pfizer’s Global Performance Plan (“GPP”), as in effect from time to time, with a current target bonus of $673,425.  The actual amount of your bonus will be based upon both business performance, as well as your performance against agreed-upon objectives, and can range from zero up to a maximum of 200% of your target bonus.  Annual cash incentive bonus awards are typically paid in March (but in no event later than March 15 following the calendar year in which such bonus is earned).

Mr. Geno J. Germano	-2-	April 6, 2009

Executive Long-Term Incentive (ELTI) Program:  The terms of the ELTI Program are established by the Compensation Committee of Pfizer’s Board of Directors each year in its sole and absolute discretion.  You will be eligible to participate in the ELTI Program in 2010.  Your 2010 ELTI target value is $1.98 million; $500,000 of the 2010 ELTI target value will be granted in advance of the 2010 ELTI grant, in RSUs on the last trading day of the month during which you commence employment with the Company using the closing price of Pfizer common stock on that date, provided you are still an employee on that date.  The RSUs will vest and be paid in three years from the date of grant, if you are employed by the Company on that date, provided, however, that the RSUs will immediately vest and be paid in the event your employment is terminated by the Company without Cause1 within three years following the date of grant.

ELTI grants typically have been issued in February of each year and ELTI targets and guidelines are reviewed annually in conjunction with each grant.

In accordance with the terms of the ELTI Program currently in effect, the $1.48 million ($1.98M less the $500,000 advance) value would be delivered in February 2010, in four components:  25% of the target ELTI value in Total Shareholder Return Units (TSRUs), 25% of the target ELTI value in Restricted Stock Units (RSUs), 25% of the target ELTI value in Performance Share Awards (PSAs) and 25% of the target ELTI value in a Short-Term Incentive Shift Award (STI Shift Award).
  TSRUs vest in three and are settled in five years from the grant date based on the increase in total shareholder return over the five-year period.
  RSUs vest in three years contingent on continued employment.
  PSAs vest in three years and pay out based on relative total shareholder return as compared to our pharmaceutical-industry peers.
  The STI Shift Award is earned based on the achievement of pre-set annual financial objectives and is payable as either 100% cash, 100% RSUs with three year vesting or a combination of 50% cash and 50% restricted stock units, per your election.
Specific details of this Program are included in the Points of Interest document, which you will receive concurrent with your annual grant.   In the event that the components of the ELTI Program change, your awards under the ELTI program will be the same as for similarly situated senior executives participating in the ELTI Program.

Sign-on Award:  Consistent with our ordinary course of business, you will receive a one-time, sign-on award of $2.5 million, payable as follows:
  $1.0M in Restricted Stock Units (RSUs), to be granted on the last trading day of the month during which you commence employment with the Company using the closing price of Pfizer common stock on that date, provided you are still an employee on that date.  The RSUs will vest and be paid in three years from the date of grant, if you are employed by the Company on that date, provided, however, that the RSUs will immediately vest and be paid in the event your employment is terminated by the Company without Cause within three years following the date of grant.
  $1.5M in Cash, payable within 30 days of the date on which you commence employment with the Company, provided you are employed with the Company on that date.  The payment is subject to 50% repayment if you voluntarily terminate your employment with the Company prior to the two-year anniversary of the date on which you commence employment with the Company.

1 Cause means a willful breach of duty in the course of employment, as determined by the Compensation Committee of the Board of Directors in its reasonable discretion and in good faith.  Notwithstanding the foregoing, you shall not be terminated for Cause unless, prior to such termination, the Compensation Committee has given you written notice of its intention to terminate you for Cause, as well as 30 days to cure such breach (if curable), and you have been given an opportunity for a hearing (together with your counsel) before the Compensation Committee.

Mr. Geno J. Germano	-3-	April 6, 2009

The Sign-on Award is intended to be exempt from Section 409A of the Internal Revenue Code (the “Code”).  In the event that any portion of this Award shall constitute a deferral of compensation under Section 409A, the parties agree that the distribution of that portion of the Award shall be made in compliance with the terms of Section 409A so that no payment shall be subject to tax or penalty under Section 409A.

Special Bonus:  $750,000 in Cash, payable on the first anniversary of the date on which you commence employment with the Company, provided you have not voluntarily terminated your employment with the Company prior to that date.

Pension Make-Up:  In the event that the combination of straight life annuity pension benefits from the Company and Wyeth (or equivalents) do not equal $547,000 per year, you will receive a pension make-up equal to the difference between $547,000 and the combination of straight life annuities (or equivalents) under the Company and Wyeth Retirement Plans.  This pension make-up will commence on the later of the date you attain age 55 or your termination of employment from the Company.  This provision is no way means that you will not accrue future pension benefits under the applicable Company retirement plan(s) for your future service with the Company and shall be separate from any such future pension benefits.

Severance:  Within the next twelve months, the Company intends to present for approval of the Compensation Committee of its Board of Directors a Severance Pay Plan for Executive Long-Term Incentive (“ELTI”) participants, of which you will be a participant at a level equal to that of similarly situated senior executives of the Company.  Until such time as the Plan is approved, in the event your employment is terminated by the Company without Cause, your severance will be consistent with current practice for similarly situated senior executives of the Company.

Excise Tax Indemnity
Effective on your waiver of rights under the Wyeth Severance Agreement, in the event that you are required to pay to the Internal Revenue Service an additional amount in respect of any excise tax imposed by Section 4999 of the Code (the “Excise Tax”) directly related to payments in the nature of compensation made to you in connection with the Merger, then the Company shall pay you an additional amount (the “Gross Up Payment”), such that the net amount retained by you, after deduction of all amounts required to be paid upon payment of the Excise Tax, and any interest, penalties or additions to tax payable by you with respect thereto, shall be equal to the total present value of the Excise Taxes imposed upon you.  Any Gross Up Payment made hereunder shall be made to you as soon as practical but in no event later than the end of the calendar year following the calendar year in which you remit the related taxes.

Benefits
You currently participate in the Wyeth benefits programs.  At the present time, no decisions have been reached regarding the continuation, amendment or consolidation of those benefit programs with those maintained by the Company.  Therefore, you will continue to participate in the Wyeth benefit programs, to the extent applicable, until such time as you join the Company’s benefit programs.  At that time, you will participate in the Pfizer benefit programs consistent with similarly situated senior executives.

Other Benefits
Your vacation entitlement will be the greater of four weeks or your current vacation entitlement under Wyeth’s vacation plan.

In the event of your relocation, you will be entitled to relocation of your dependents and household goods, temporary lodging and other relocation benefits in accordance with Pfizer’s standard relocation policy.

Pfizer shall reimburse you for reasonable attorneys' or other professional fees and for any other reasonable expenses incurred by in reviewing and negotiating this letter, up to a maximum of $15,000.  Such reimbursement shall be made within 30 days following presentation to Pfizer of appropriate invoices or other documentation for the amount of such fees and expenses.

Mr. Geno J. Germano	-4-	April 6, 2009

Section 409A Compliance
This offer is intended to satisfy the requirements of Section 409A of the Code with respect to amounts subject thereto and shall be interpreted and construed and shall be performed by the parties consistent with such intent.

Notwithstanding any other provision of this letter, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the "deferral of compensation" within the meaning of Section 409A(d)(1) of the Code, the payment shall be paid (or provided) in accordance with the following: (i) If you are a "specified employee" within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of your separation from service within the meaning of Section 409A of the Code (the "Separation Date"), then no such payment shall be made or commence during the period beginning on the Separation Date and ending on the date that is six months following the Separation Date or, if earlier, on the date of your death, if the earlier making of such payment would result in tax penalties being imposed on you under Section 409A of the Code.  The amount of any payment that would otherwise be paid to you during this period shall instead be paid to you on the first business day following the date that is six months following the Separation Date or, if earlier, the date of your death.  (ii)  Payments with respect to reimbursements of expenses, relocation expenses or legal fees shall be made promptly, but in any event on or before the last day of the calendar year following the calendar year in which the relevant expense is incurred.  The amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year.

If any portion of your compensation less regular federal, state and local income and employment taxes (“Compensation”) becomes subject to the income tax or interest penalties under Section 409A(a)(1)(B) of the Code (“409A Excise Tax”), you shall be entitled to an additional amount (the "409A Gross Up Payment"), to be paid within thirty (30) days of the application of the 409A Excise Tax, such that the net amount retained by you, after deduction of any 409A Excise Tax on the Compensation and any federal, state and local income and employment taxes and the 409A Excise Tax upon the 409A Gross-Up Payment, and after taking into account the phase out of itemized deductions and personal exemptions, shall be equal to the Compensation.  This paragraph shall be of no effect if the Company provides you with a minimum of sixty (60) days advance notice of a potential Section 409A of the Code violation and proposes a reasonable correction to you at such time, and you refuse to respond or exercise good faith in agreeing to required changes.  Notwithstanding the foregoing, nothing in this paragraph shall require you to reduce your compensation.

Incorporation by Reference
The parties agree that terms “Cause” and “Good Reason” as defined in the Wyeth Severance Agreement shall continue to define such terms for purposes of the 2009 Wyeth Long-Term Incentive Plan.

This letter shall not be construed as a contract of employment for a fixed period of time.  Your employment is at-will which means that you or Pfizer are free to end your employment at any time.

I look forward to your joining Pfizer’s team as President and General Manager, Specialty and believe you will find the opportunities and challenges here at Pfizer to be exceptionally rewarding.  Please feel free to call me at (212) 573-3759 with any questions you may have.

Sincerely,

/s/ Ian C. Read
President, Worldwide Pharmaceutical Operations

Mr. Geno J. Germano	-5-	April 6, 2009

By signing below, I accept the terms of this offer effective upon the closing of the Merger and specifically waive any and all rights I may have under the Wyeth Severance Agreement effective upon, and contingent upon, the closing of the Merger.

/s/ Geno J. Germano	Date: 4/6/09

Pursuant to Section 8 of the Wyeth Severance Agreement, I attest that I am an officer of Wyeth designated by the Board of Directors of Wyeth with authority to agree to the waiver of the foregoing signatory’s rights under the Wyeth Severance Agreement, effective upon, and contingent upon, the Closing of the Merger, and I am signing in my capacity as an officer of Wyeth for this purpose only.

/s/ Denise M. Peppard	Date: 7/9/09